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                                                     AMENDED AS OF JUNE 26, 1997

                                THE BURNHAM FUND INC.

                                     Form of
                        Multiple Class Distribution Plan
                             Pursuant to Rule 18f-3
                    Under the Investment Company Act of 1940

1. The Plan. This Multiple Class Distribution Plan ("Plan") is the written plan contemplated by Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act") of The Burnham Fund Inc. This Plan sets forth the separate arrangement and expense allocation of classes that may be issued under the Fund's multiple class distribution system.

2. General. The Fund reserves the right to increase, decrease or waive the contingent deferred sales charge ("CDSC") imposed on any existing or future classes of shares within the ranges permissible under applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including in particular Rule 18f-3 and Rule 6c-10, and the rules of the National Association of Securities Dealers, Inc. (the "NASD"), as such rules and regulations may be amended, modified or adopted from time to time. The Fund currently intends to: (1) increase the maximum initial sales charge for Class A shares to 5.00% and assess a CDSC with respect to Class A shares of up to 1% for redemptions made within 24 months after purchase (on purchases of $1 million or more or by employer-sponsored retirement plans with at least 200 eligible employees); (2) assess a CDSC with respect to Class B shares of up to 5.00% that declines over time for shares held less than six years and add a conversion feature to the Class B shares to automatically convert Class B shares to Class A shares after a specified period as described in the Fund's then current Prospectus (currently eight years); (3) to assess a CDSC with respect to Class C shares of 1% for the first 12 months, to increase the Rule 12b-1 fee with respect to Class C shares to 0.75% and to impose a service fee of 0.25%. The foregoing description reflects the Fund's current intention, but such terms are not meant to limit the Fund's ability in the future to alter the terms of existing


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classes or create new classes in compliance with applicable rules and regulations of the Commission and the NASD (as such rules and regulations may be amended, modified or adopted).

3. Attributes of Classes. Under the Plan, each share of the Fund will represent an equal pro rata interest in the Fund, regardless of class, and will have identical voting, dividend, liquidation and other rights, except for: (1) the amount and type of fees permitted by different Rule 12b-1 distribution plans and the terms of service plans, if applicable; (2) voting rights on matters concerning Rule 12b-1 Plans; (3) each class of shares will bear any expenses which the Board determines should be allocated or charged on a class basis ("Class Expenses"), which are currently limited to (a) expenses related to a class' Rule 12b-1 Plan or service plan (and any other costs relating to obtaining shareholder approval of the Rule 12b-1 Plan for that class or an amendment to its Rule 12b-1 Plan), (b) transfer agency fees as identified by the transfer agent as attributable to a specific class, (c) printing and postage expenses relating to preparing and distributing material such as shareholder reports, prospectuses and proxies to current shareholders, (d) Commission registration fees incurred by a class of shares, (e) the expenses of administrative personnel and services as required to support the shareholders of a specific class, (f) litigation or other legal expenses relating solely to one class of shares, (g) directors' fees incurred as a result of issues relating to one class of shares and (h) other expenses that are subsequently identified and determined to be properly allocated to one class of shares; (4) the designation of such classes; and (5) the different exchange privileges of the various classes of shares; (6) the fact that a class may have a conversion feature.

4. Class A Shares. The Fund currently intends that the Class A shares will be offered subject to a front-end sales load of up to 5.00% of the public offering price and a distribution fee under a Rule 12b-1 Plan of 0.25%. Purchases aggregating $1,000,000.00 or more or by employer-sponsored retirement plans with at least 200 eligible employees will be subject to a CDSC of 1.00% if redeemed within the first 12 months and .5 of 1.00% if the redemption occurs in the next 12 months, of the

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lesser of (a) the net asset value of the shares at the time of purchase or (b)
the net asset value at the time of redemption. The front-end sales load of up to 5.00% will decline with the amount invested as follows: 5.00% for amounts less than $50,000; 4.5% for amounts at least $50,000 but less than $100,000; 4.00%
for amounts at least $100,000 but less than $250,000; 3.00% for amounts at least $250,000 but less than $500,000; 2.00% for amounts at least $500,000 but less than $1,000,000. All shareholders who purchased Class A shares before 4/28/95 shall be subject to a sales charge of up to 3% decreasing with the size of purchase to 0% for purchases of $1,000,000 or more. The Fund currently will not assess a sales load for purchases by trust companies and bank trust departments for funds over which they exercise exclusive discretionary investment authority and charge an account maintenance fee and which are held in a fiduciary, agency, advisory, custodial or similar capacity and purchases by registered investment advisers for their clients whom they charge an account maintenance fee.

5. Class B Shares. The Fund currently intends that Class B shares will be offered without imposition of a front-end sales load, but will be subject to a CDSC that declines over time for shares held less than six years. The CDSC will be assessed as follows: 5.00% for shares held up to one year; 4.00% for shares held up to one year or more but less than two years; 3.00% for shares held two or more years but less than four years; 2.00% for shares held four or more years but less than five years; 1.00% for shares held five or more years but less than six years; 0.00% for shares held six years or more. Class B shares purchased before April 28, 1995 ("existing Class B shares") are subject to no CDSC unless shares are redeemed within eighteen (18) months of their purchase in which case a CDSC of 1.25% will be imposed. The Fund currently intends that the CDSC will be waived (1) for distribution to participants or beneficiaries of certain qualified plans, (2) for withdrawals under a systematic withdrawal plan where the annual withdrawal does not exceed 10% of the opening value of the account and (3) following the death or disability of a shareholder or in connection with certain benefit distributions as discussed below. Class B shares will continue to pay the Distribution fee pursuant to the Rule 12b-1 Plan equal to 0.75% of the average daily net asset value of the Class B

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shares and will continue to pay broker-dealers and other NASD members a service fee of 0.25% of the average daily net asset value of Class B shares, as discussed above. The maximum investment amount for Class B shares will be $250,000.

               The Fund proposes to implement a conversion feature with respect to the Class B shares. Class B shares will automatically convert to Class A shares after a specified period (currently eight years). The Fund intends to voluntarily grant an irrevocable exchange privilege permitting holders of existing Class B shares to elect to have their shares convert to Class A shares after a specified period under the same conditions.

6. Class C Shares. The Fund currently intends that Class C shares will be offered to all investors, unlike existing Class C shares which have been offered by Financial Planners or similar institutional intermediaries whose clients have invested or are reasonably expected to invest an aggregate amount of not less than $1,000,000 in the Fund. Class C shares will be subject to a CDSC of 1.00% if redeemed within the first 12 months after purchase, imposed on the lesser of the net asset value (a) at the time of purchase or (b) at the time of redemption. The maximum investment for Class C shares will be $1,000,000. The Fund currently intends that the CDSC will be waived in connection with (1) distribution to participants or beneficiaries of certain qualified plans and (2) following the death or disability of a shareholder or in connection with certain benefit distributions as discussed below. The Fund does not currently intend that Class C shares will have an automatic conversion feature, although the Fund may in the future add a conversion feature to Class C shares or any other class of shares.

7. CDSC Waiver. No CDSC will be imposed when a shareholder redeems Class A, B or C shares in the following instances: (a) shares or amounts representing increases in the value of an account above the net cost of the investment due to increases in the net asset value per share; (b) shares acquired through reinvestment of income dividends or capital gains distributions; (c) Class A shares purchases in the amount of $1 million or more or by employer-sponsored retirement plans with at least 200

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eligible employees, held for more than 24 months, Class B shares held for more than six years or Class C shares held for more than one year from the end of the calendar month in which the purchase order was accepted. The CDSC will not apply to purchases of Class A shares at net asset value as described above and will be waived in the case of redemptions of Class A, B or C shares in connection with
(i) distributions to participants or beneficiaries of plans qualified under
Section 401(a) of the Internal Revenue Code (the "Code") or from custodial accounts under Code Section 403(b)(7), individual retirement accounts under Code
Section 408(a), deferred compensation plans under Code Section 457 and other employee benefit plans, (ii) withdrawals under an automatic withdrawal plan where the annual withdrawal does not exceed 10% of the opening value of the account with respect to Class B shares, and (iii) following the death or disability of a shareholder. The Board may determine to discontinue the waiver of the CDSC in compliance with Rule 18f-3 and Rule 6c-10 and other applicable rules and regulations of the Commission.

8. Conversion Feature. The Fund may issue one or more than one class of shares (each a "Purchase Class") that may convert to another class ("Target Class") after a specified period of time on the basis of the relative net asset value per share of the two classes without the imposition of an additional sales load, fee, or other charge. Shares of a Target Class will be subject to a lower distribution expense and/or service expense, in the aggregate, than the shares of the Purchase Class that converts to such Target Class.

               If a Fund offers both Class A and Class B shares, Class B shares will have a conversion feature providing for automatic conversion to Class A shares. On the first business day of the month after a specified period (currently the eighth anniversary of the issuance of Class B shares), Class B shares (except those purchased through the reinvestment of dividends and other distributions) will automatically convert to Class A shares of such Fund at the relative net asset values of each of the classes. All shares in a shareholder's Fund account that were purchased through the reinvestment of dividends and other distributions paid in respect of Class B shares will be considered to be held in a separate sub-account. Each time any Class B shares in the

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shareholder's Fund account (other than those in the sub-account) convert to
Class A shares, a pro rata portion of the Class B shares then held in the sub-account also will convert to Class A shares based on the ratio that the shareholder's Class B shares converting to Class A shares bears to the shareholder's total Class B shares not acquired through dividends and distributions. For purposes of calculating the period required for conversion to Class A shares, such previously purchased shares will be deemed to have been acquired as if the new CDSC schedule were in effect on the date such shares originally were purchased. Class B shares will be deemed to include Fund shares purchased prior to April 28, 1995, that were subject to a CDSC. The Fund intends voluntarily to allow all existing Class B shares to have a conversion privilege permitting holders of Existing Class B shares to convert their shares to Class A shares as described herein. The conversion privilege for Existing Class B shares is subject to the same terms as Class B shares purchased on or after April 28, 1995. Although the Fund currently intend to implement a conversion feature with respect to Class B shares, they may add a conversion feature to any existing or future class consistent with the rules and regulations of the Commission.

               The actual terms of a conversion feature would be determined on a class by class basis. Any class of shares with a conversion feature will convert into another class of shares on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee, or other charge. After a conversion, the converted shares will be subject to an asset-based sales charge and/or service fee (as those terms are defined in article III, section 26 of the NASD rules of fair practice), if any, that in the aggregate are lower than the asset-based sales charge and service fee to which they were subject to prior to the conversion. Any conversion feature will be subject to a determination that the conversion of shares does not constitute a taxable event under federal tax law. If such a determination is no longer available, conversion of Class B shares to Class A shares would have to be suspended and Class B shares would continue to be subject to the Class B distribution fee until redeemed. Any conversion feature adopted by a Fund will be fully disclosed in the Fund's then-current prospectus.

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9. Exchange Privileges. Another difference between Class A shares, Class B shares, Class C shares and any future shares will be the terms of the exchange privilege applicable to such shares. Currently, shareholders of the Fund do not enjoy exchange privileges. The Fund, however, reserves the right to offer shareholders the ability to exchange shares, for any other Fund as may be described in such Fund's prospectus. In order to qualify for the exchange privilege without the approval of a Fund it is required that the shares being exchanged have a net asset value of at least the minimum amount required to make an initial investment in the fund for which the exchange is being made.

               Class A shares of each series of the Fund similarly will be exchangeable for shares of the other funds which are sold subject to a front-end sales load, and for shares of other funds sponsored by the Distributor that are sold subject to a front-end sales load, and for shares of money market funds, if any were to be offered by the Distributor and which offer an exchange privilege. In addition, a holder of shares of other funds sponsored by the Distributor that are sold subject to a front-end sales load (or a holder of money market fund shares acquired through an exchange of such shares were such funds to be offered) which offer an exchange privilege will be able to exchange his or her shares for Class A shares of [any series of] the Fund as described above. Class B shares of the series of the Fund will be exchangeable only for similar shares offered pursuant to a Deferred Option by any other series or fund in the complex which offers an exchange privilege. Class C shares of [the series of] the Fund will be exchangeable only for similar shares offered pursuant to a level-load deferred option by any other series or fund in the complex which offers an exchange privilege. Any other class of shares that may in the future be offered of the series of the Fund will be exchangeable only for similar shares offered by any other series or fund in the complex which offers an exchange privilege.

10. Conflicts of Interest. The Fund does not believe that the implementation of the Plan, will give rise to any conflicts of interest. The Board will continue to monitor, on an ongoing basis, the Fund for the existence

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of any material conflicts among the interests of the holders of the various classes of shares and will take any action reasonably necessary to eliminate any such conflicts that may develop. The Fund also believe that the interests of the various classes of shares as to the investment advisory fees of the Fund are the same and not in conflict. These fees are used to compensate the Adviser for providing investment advisory services that are common to all investors, regardless of the class of shares.

11. Net Asset Value. Under the Plan, all expenses incurred by the Fund will continue to be allocated among the various classes of shares based upon the net assets of the Fund attributable to each class, except that shares of a particular class will continue to bear the Class Expenses incurred by such class. Consequently, the net income of, and the dividends payable with respect to, each particular class would generally differ from the net income of, and the dividends payable with respect to, the other classes of shares of the Fund. Therefore, the net asset value per share of the classes will differ at times. Expenses of the Fund allocated to a class of shares will continue to be borne on a pro rata basis by each outstanding share of that class.

12. Accountants' Procedures. The methodology and procedures for calculating the net asset value, dividend and distributions of the classes of shares and the proper allocation of income and expenses among the classes established by the Fund is incorporated by reference to the application filed on April 14, 1993 pursuant to which an exemptive order was granted on September 1, 1993 (SEC Release No. IC-19671).

13. Maintenance of Records. The Fund will continue to maintain the records of calculations of net asset value, dividend and distributions, expenses and allocation of income and expenses in connection with the classes of shares of the Fund for a period of not less than six years, the first two in an easily accessible place. As provided herein, such calculations will continue to be available for inspection by the staff of the Commission during this period of time.

14. Compensation for Broker-Dealers and Financial Plan-

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ners. Broker-dealers and Financial Planners that sell shares of the Fund will continue to be compensated differently depending on the class of shares an investor chooses. In the case of Class A shares, broker-dealers currently are compensated primarily on the sale of shares at the point of sale based upon the amount of the initial sales load. For the sale of Class B shares, broker-dealers currently receive from the Distributor a fee equal to 5.00% of the gross proceeds on the sale of such shares at the point of sale. In addition, commencing at the end of the first quarter of the second year that an investor holds Class B shares, a portion of the 0.75% distribution fee may be reallocated to broker-dealers selling such shares. Also, at the end of the first quarter of the second year that an investor holds Class B shares, broker-dealers are paid quarterly a service fee at an annual rate of 0.25% of the average daily net assets of the Class B shares for as long as the investor holds such shares. In the case of Class C shares, commencing at the end of the first quarter of the second year that an investor holds such shares, Financial Planners receive a distribution fee equal to 0.25% per annum of the average daily net assets of the Class C shares for as long as an investor holds such shares.

               Under the Plan, herein, brokers will be compensated with respect to Class A shares for purchases over $1 million under the following proposed sales structure: 1% of the first $2 million, .8 of 1% of the next $1 million, plus .4 of 1% on amounts over $3 million. The dealer concession with respect to Class B shares will be 5% at the time of purchase and an ongoing allocation of 0.25% per annum. The dealer concession with respect to Class C shares will be 1% at the time of sale and an ongoing allocation of 0.85% after the first year. The foregoing broker-dealer compensation reflects the Fund's current intentions, but may change as disclosed in the Fund's then current Prospectus and will be subject to applicable rules and regulations of the Commission and the NASD, as such rules and regulations may be amended, modified or adopted.

15. Distribution and Other Fees. As described above, the Distributor is paid, pursuant to proposed Rule 12b-1 Plans, a distribution fee of 0.75% of the average daily net assets of the Class B shares and a distribution fee

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of 0.25% of the average daily net assets of the Class A and C shares for distribution expenses it incurs in promoting and distributing shares of the Fund. All or a portion of the distribution fee may be reallocated to broker-dealers and others selling shares of the Fund. In the case of Class B and C shares, such reallocation will commence at the end of the first quarter in the second year that an investor holds such shares. Class B shares of the Fund also pay a service fee at an annual rate of 0.25% of their average daily net assets. The service fee is used by the Distributor to compensate broker-dealers and other NASD members (including the Distributor during the first year) for rendering continuing, ongoing service to shareholders of the Fund, similar to an account maintenance fee. Distribution arrangements for the proposed classes of shares will remain the same, except that: (i) Proposed Class C shares will be subject to a 0.75% distribution fee of the average daily net assets of the Class C shares and Proposed Class C shares will pay a service fee at an annual rate of 0.25% of their average daily net assets. Distributors will receive from the Distributor a fee equal to 5% of the gross proceeds from the sale of proposed Class B shares at the time a sale is settled and dealers will be paid quarterly payments equal to 0.25% per annum of the average daily net asset value of the proposed Class B shares; and (ii) dealers will receive from the Distributor a fee equal to 1% of the gross proceeds from the sale of proposed Class C shares at the time a sale is settled and commencing at the end of the thirteenth month following each sale of shares, dealers will be paid quarterly payments equal to 0.85% per annum of the average daily net asset value of Class C shares.

               The NASD Rules of Fair Practice (the "NASD Rules") subject "asset-based" distribution charges, including Rule 12b-1 fees, to regulation as sales charges under those rules. Among other things, the NASD Rules limit the annual "asset-based" distribution charges that an investment company is able to impose to 0.75% of the company's average net assets. However, a fund imposing this type of fee would also be able to impose an additional annual 0.25% "service fee" if that amount is attributable to ongoing payment made to broker-dealers for providing personal service and/or maintenance of shareholder accounts. In addition to the annual

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limitation, all Rule 12b-1 fees and sales charges paid to a fund's underwriter would be subject to an ongoing cap of 6.25% of aggregate net sales plus interest.

               The adoption and implementation of Rule 12b-1 Plan provisions with respect to any class of shares of the Fund will continue to be independent of, and not conditioned upon, the adoption or implementation of Rule 12b-1 Plan provisions with respect to any other class of shares. The provision of promotional and distribution services under a Rule 12b-1 Plan for a particular class will continue to augment, and not be duplicative of, services otherwise provided under any other Rule 12b-1 Plan provisions for any other class or the advisory or distribution contracts or any other service contract entered into in connection with the service plan. The level of payments made pursuant to a Rule 12b-1 Plan may vary based upon an independent determination by the Board with respect to a particular class. The distribution and servicing expenses of a particular class will continue to be borne solely by that class and the Fund will continue to not use fees charged to one class to support the marketing or servicing relating to any other class of shares. The Board will adopt such reasonable rules as may be necessary to determine the expenses properly allocable to each class. Charges under a Rule 12b-1 Plan relating to any class of shares will continue to be deducted only from the assets of that class. The difference among classes will continue to relate to the different distribution and administrative costs of making sales to, and servicing the accounts of, investors through different distribution channels.

16. Rule 12b-1 Plans. Payments from the Rule 12b-1 Plans for the Class A and B shares will continue to primarily be used to compensate the Distributor for service and distribution expenses it incurs in promoting and distributing shares of the Fund. Such fees may be reallocated to broker-dealers for their distribution efforts as described above. Under the Class C Rule 12b-1 Plan, Rule 12b-1 fees are used currently to reimburse Financial Planners or similar institutional intermediaries for distribution expenses incurred in connection with their sales of Class C shares. Under the Class C Rule 12b-1 Plan as modified, payments will be used primarily to compensate the Distributor for service and

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distribution expenses it incurs in promoting and distributing Class
C shares of the Fund, as has been the case with existing Class A and Class B shares.

               The Distributor will continue to furnish the Directors with quarterly reports detailing amounts expended by the Distributor (for the quarter and on a cumulative basis) as sales commissions, related financing costs and, to the extent relevant, other appropriate distribution expenses, including possible allocations of the Distributor's general overhead costs (the "Statements"), to enable the Directors to fulfill their responsibilities pursuant to paragraph (d) of Rule 12b-1 under the Investment Company Act, and to make findings required by paragraph (e) of Rule 12b-1. The Statements will also continue to include service and distribution fees and CDSC payments received by the Distributor (for the quarter and on a cumulative basis). The Statements will continue to comply with the requirements of paragraph (b)(3)(ii) of Rule 12b-1.

17. This Plan is hereby approved by a majority of the directors of the Fund, including a majority of the directors who are not interested persons of the Fund (collectively, the "Directors"). The Directors have found that this Plan, including the expense allocation, is in the best interests of each class individually and the Fund as a whole. The Directors have made this determination after requesting and evaluating such information as may be reasonably necessary to evaluate this Plan.

        This Plan is intended to conform to Rule 18f-3 and Rule 6c-10 under the 1940 Act (the "Rules")and any inconsistencies shall be read to conform with the Rules.

                                            Dated: June 26, 1997

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